Exhibit 99.2

MAY 7, 2025 FRENCH OFFICIAL LEGAL ANNOUNCEMENTS PUBLICATION «BALO» BULLETIN N°55

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

GENFIT

French public limited company (Société Anonyme) with a Board of Directors
With share capital of 12.499.046,25 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos, France
424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convening notice

Ladies and Gentlemen, the shareholders of the company GENFIT S.A. (the "Company") are convened to a Combined Shareholders' General Meeting (ordinary and extraordinary) (the "Shareholders' Meeting") in the offices of the Faculté de Pharmacie de Lille located Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000), France on Tuesday, June 17, 2025 at 10:00 a.m. (Paris time), to deliberate on the agenda provided below.

In the event where the Shareholders' Meeting could not deliberate due to the required quorum for extraordinary shareholders' meeting held on first convening not being reached on first notice, the Shareholders' Meeting will be reconvened to deliberate on the same agenda, on Monday, June 30, 2025 at 2:30 p.m. (Paris time).

AGENDA

Ordinary Shareholders' Meeting

-	Presentation of the Board of Director's management report on the Company's activity and on the financial statements for the year ended on December 31, 2024, and of the Statutory auditors' general report on the financial statements for the year ended on December 31, 2024;
-	Presentation of the Group's management report by the Board of Directors and reading of the Statutory auditors' general report on the consolidated financial statements for the year ended on December 31, 2024;
-	Presentation the Board of Directors' corporate governance report;
-	Approval of the annual financial statements for the year ended on December 31, 2024 (Resolution n°1);
-	Approval of the consolidated financial statements for the year ended on December 31, 2024 (Resolution n°2);
-	Allocation of the results for the year ended on December 31, 2024 (Resolution n°3);
-	Statutory Auditors' special report on the regulated agreements (Resolution n°4);
-	Reading of the Board of Directors special report on the options to subscribe or purchase Company's shares (options de souscription ou d'achat d'actions) in accordance with Article L.225-184 of the French Code de commerce;
-	Reading of the Board of Directors' special report on the granting of free shares (actions gratuites) in accordance with Article L.225-197-4 of the French Code de commerce;
-	Reading of the table summarizing the delegations of authority and powers granted by the shareholders' meeting to the Board of Directors in respect of capital increases, in accordance with Articles L.225-129-1, L.225-129-5, L.225-129-6 et L.22-10-49 et seq. of the French Code de commerce;
-	Reading of the Board of Directors' supplementary report on the use of delegations of powers granted by the shareholders meeting, in accordance with Article R.225-116 of the French Code de commerce;
-	Renewal of the term of office of Mr Eric Baclet as director (Resolution n°5);
-	Renewal of the term of office of Ms Katherine Kalin as director (Resolution n°6);
-	Appointment of Mr Tristan Imbert as director (Resolution n°7);
-	Approval of the information relating to the components of overall compensation paid during the 2024 financial year, or allocated for the same financial year, to all of the Company's corporate officers (Resolution n°8);
-	Approval of the overall compensation paid during the 2024 financial year, or allocated for the same financial year to the Chairman of the Board of Directors of the Company (Resolution n°9);
-	Approval of the components of overall compensation paid during the 2024 financial year, or allocated for the same financial year, to the Chief Executive Officer of the Company (Resolution n°10);

-	Approval of the compensation policy for the financial year 2025 applicable to all of the Company's corporate officers (Resolution n°11);
-	Approval of the compensation policy for the financial year 2025 applicable to the Chairman of the Board of Directors of the Company (Resolution n°12);
-	Approval of the compensation policy for the financial year 2025 to the Chief Executive Officer of the Company (Resolution n°13);
-	Approval of the compensation policy for the financial year 2025 applicable to the Directors of the Company (Resolution n°14);
-	Authorisation for the Company's repurchase of its own shares (Resolution n°15);

Extraordinary Shareholders' Meeting

-	Delegation of authority granted to the Board of Directors to issue, with shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company (Resolution n°16);
-	Delegation of authority granted to the Board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering other than those referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier (Resolution n°17);
-	Delegation of authority granted to the Board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering as referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier, known as "private placement" (Resolution n°18);
-	Delegation of authority granted to the board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares and/or securities giving access to the share capital of the Company for the benefit of a category of persons (Resolution n°19);
-	Delegation of authority granted to the Board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company and for the benefit of one or more persons named by the Board of Directors (Resolution n°20);
-	Authorisation granted to the Board of Directors to increase by 15% the number of securities to be issued in the event of a share capital increase with or without shareholders' preferential subscription rights (Resolution n°21);
-	Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital (Resolution n°22);
-	Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company (Resolution n°23);
-	Overall cap applicable to the authorisations provided for in resolutions n°16, n°17, n°18, n°19, n°20, n°21, n°22 and n°23 (Resolution n°24);
-	Delegation of power granted to the Board of Directors to cancel all or part of the shares held by the Company under the share buyback authorisation (Resolution n°25);
-	Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares (Resolution n°26);
-	Authorisation granted to the Board of Directors to allocate free, existing or new, shares (Resolution n°27);
-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company's saving plan (Resolution n°28);
-	Amendment of the Company’s articles of association to comply with the provisions of Act 2024-537 of June 13, 2024 (the "Attractiveness Act") (Resolution n°29).

Ordinary Shareholders' Meeting

-	Powers to complete formalities (Resolution n°30).

DRAFT RESOLUTIONS
Ordinary Shareholders' Meeting

First Resolution – Approval of the annual financial statements for the year ended on December 31, 2024

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders‘ meetings, having reviewed the Board of Directors’ report on the Company’s annual financial statements and having reviewed he Statutory Auditors’ report for the year ended on December 31, 2024, approves the financial statements, as they are presented to them, prepared according to French standards and in compliance with the French Code de commerce, which show a net result of 5,582,427 euros.

The Shareholders’ Meeting also approves the operations reflected in these annual financial statements or summarized in these reports.

Under Articles 223 quarter and 223 quinquies of the French Code général des impôts, the Shareholders’ Meeting notes that there are no expenditures or charges deductible from the Company’s taxable income as referred to in Article 39.4 of the French Code general des impôts.

After having deliberated, the Shareholders’ Meeting gives to the member of the Board of Directors and the Statutory Auditors, full and unconditional discharge from their duties for the year ended December 31, 2024.

Second Resolution – Approval of the consolidated financial statements for the year ended on December 31, 2024

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the Statutory Auditors' report for the year ended on December 31, 2024, approves, as they are presented to them, the consolidated financial statements prepared according to the international financial reporting standards and the IFRS accounting standards, which show a net result of 1,506,990 euros as well as the operations reflected in these statements or summarized in these reports.

After having deliberated, the Shareholders’ Meeting gives to the members of the Board of Directors and to the Statutory Auditors, full and unconditional discharge from their duties for the year ended December 31, 2024.

Third Resolution – Allocation of the results for the year ended on December 31, 2024

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, approves the proposal of the Board of Directors regarding the allocation of the results for the financial year 2024 and thus decides to allocate the net income for the year ended on December 31, 2024 as follows:

ORIGIN

Net result for the year ended on December 31, 2024 5,582,427 euros

ALLOCATION

Allocation to the item "Retained earnings",

For a total of 5,582,427 euros

This thus brings the retained earnings from (371,144,916) euros to (365,562,488) euros.

The Shareholders’ Meeting acknowledges, in accordance with Article 243 bis of the French Code général des impôts, that so far there has been no distribution of dividends during the previous three financial years.

Fourth Resolution – Statutory Auditors’ special report on regulated agreements

After having deliberated, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the Statutory Auditors’ report prepared pursuant to the provisions of Articles L.225-38 and L.225-40 of the French Code de commerce takes note of such report.

Fifth Resolution – Renewal of the term of office of Mr Eric Baclet as director

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the term of office of:

Mr Eric Baclet

born on 27 October 1959 in Paris 15th (75)

residing at 93 rue des Côtes – 78600 Maisons-Laffitte

as director, with effect from the end of this Shareholders’ Meeting, for a term of three (3) years, i.e. until the end of the Shareholders’ Meeting that will approve the financial statements for the financial year ending 31 December 2027.

Sixth Resolution – Renewal of the term of office of Ms Katherine Kalin as director

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the term of office of:

Ms Katherine Kalin

born on 10 June 1962 in Alnwick (United Kingdom)

residing at 39 Druid Hill Road Summit City NJ 07901 (United States of America)

as director, with effect from the end of this Shareholders’ Meeting, for a term of three (3) years, i.e. until the end of the Shareholders’ Meeting that will approve the financial statements for the financial year ending 31 December 2027.

Seventh Resolution – Appointment of Mr Tristan Imbert as director

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to appoint:

Mr Tristan Imbert

born on 11 February 1966 in Béthune

residing at Neu-arlersheimerstrasse 15, 4143 Dornach, Switzerland as director, with effect from the end of this Shareholders’ Meeting, for a term of three (3) years, i.e. until the end of the Shareholders’ Meeting that will approve the financial statements for the financial year ending 31 December 2027.

Eight Resolution – Approval of the information relating to the components of overall compensation paid during the 2024 financial year, or allocated for the same financial year, to all of the Company’s corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information contained in section 3.2 of the Company's 2024 Universal Registration Document, approves, in accordance with Article L.22-10-34, I of the French Code du commerce, the information mentioned in I of Article L.22-10-9 of the French code de commerce.

Ninth Resolution – Approval of the overall compensation paid during the 2024 financial year, or allocated for the same financial year to the Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information contained in section 3.2 of the Company's 2024 Universal Registration Document, approves, in accordance with Article L.22-10-34, II of the French Code du commerce, the compensation paid during the 2024 financial year or allocated for the same financial year to the Chairman of the Board of Directors of the Company.

Tenth Resolution – Approval of the components of overall compensation paid during the 2024 financial year, or allocated for the same financial year, to the Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information contained in section 3.2 of the Company's 2024 Universal Registration Document, approves, in accordance with Article L.22-10-34, II of the French Code du commerce, the compensation paid during the 2024 financial year or allocated for the same financial year to the Chief Executive Officer.

Eleventh Resolution – Approval of the compensation policy for the financial year 2025 applicable to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2 of the Company’s 2024 Universal Registration Document, approves, pursuant to Article L.22-10-8, II of the French Code de commerce, the compensation policy for corporate officers for the financial year 2025 applicable to all of the corporate officers of the Company.

Twelfth Resolution – Approval of the compensation policy for the financial year 2025 applicable to the Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2 of the Company’s 2024 Universal Registration Document, approves, pursuant to Article L.22-10-8, II of the French Code de commerce, the compensation policy for corporate officers for the financial year 2025 applicable to the Chairman of the Board of Directors of the Company.

Thirteenth Resolution – Approval of the compensation policy for the financial year 2025 to the Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2 of the Company’s 2024 Universal Registration Document, approves, pursuant to Article L.22-10-8, II of the French Code de commerce, the compensation policy for corporate officers for the financial year 2025 applicable to the Chief Executive Officer of the Company.

Fourteenth Resolution – Approval of the compensation policy for the financial year 2025 applicable to the Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3.2 of the Company’s 2024 Universal Registration Document, approves, pursuant to Article L.22-10-8, II of the French Code de commerce, the compensation policy for corporate officers for the financial year 2025 applicable to the Directors of the Company.

Fifteenth Resolution – Authorisation for the Company's repurchase of its own shares

The Shareholders' Meeting, deciding under the quorum and majority requirements for ordinary shareholders' meetings, after having deliberated and reviewed the Board of Directors' report, authorizes the Board of Directors, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L.22-10-62 et seq. of the French Code de commerce, to repurchase Company's own shares through the implementation of a share buy-back program.

The Shareholders' Meeting decides that:

-        the maximum purchase price (excluding expenses) per share is set at €25.00, it being specified that, in accordance with the provisions of the European Regulation n°2016/1052 of March 8, 2016, the Company may not buy shares at a higher price than the highest of the following value: the last quoted price resulting from the execution of a transaction in which the Company was not involved or the highest outstanding independent bid on the trading platform where the purchase will have been made ; and

-        the maximum amount of funds allocated to the implementation of this share buy-back program may not exceed €10,000,000.

The Shareholders' Meeting grants to the Board of Directors, along with the power to sub-delegate within the conditions set by Article L.22-10-62 French Code de commerce, in the event of a change in the par value of the share, in the event of a capital increase through incorporation of reserves, in the event of an issue of consideration free shares, stock split or reverse stock split, distribution of reserves or of any other assets, in the event of a redemption of capital or of any other transaction affecting equity, to adjust the maximum purchase price in such so as to take account of the impact of such transactions on the share value.

The Shareholders' Meeting decides that the Company may purchase a number of shares such that:

— the maximum number of shares that may be acquired pursuant to this authorization may not exceed ten percent (10%) of the total number of shares comprising the Company's share capital and five percent (5%) of the total number of shares comprising the Company's share capital for the acquisitions made to retain shares and to subsequently use them as payment or in an exchange in the context of a merger, demerger or contribution transaction; it being specified that (i) these limits apply to an amount of the Company's share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders' Meeting, and (ii) when the shares are bought back to promote liquidity under the conditions set out by the General Regulations of the French Autorité des marchés financiers, the number of shares taken into account to calculate the above mentioned 10% limit corresponds to the number of shares purchased, minus the number of shares re-sold during the authorization period; and

— the acquisitions carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than ten percents (10%) of its share capital.

This authorization is intended to allow the Company to pursue the following objectives, in compliance with applicable laws and regulations:

a)      to retain the Company's shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions (mergers, demeregers, acquisitions), in accordance with securities laws and regulations;

b)     to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company;

c)       to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, the stock option plans or through a company's savings plan;

d)      to ensure liquidity and to promote the secondary market for the Company's securities, which would be accomplished by an investment services provider acting under a liquidity contract in compliance with the ethics charter approved by the French Autorité des marchés financiers;

e)      to cancel all or part of the repurchased securities, provided the twenty-fifth resolution below is adopted; and

f)        to accomplish all other authorized goals or goals that could become authorized by law or recognized or that would be recognized as a market practice by the French Autorité des marchés financiers, in which case the Company would inform its shareholders by way of a press release.

The Shareholders' Meeting decides that these purchase, sale, exchange or transfer transactions may be carried out by any means, that is, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over-the-counter transaction, such as an acquisition or block trades, or by resorting to financial instruments, in particular financial derivatives instruments negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through a private transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company's Board of Directors or by the person to whom the Board of Directors delegated its authority. The maximum portion of the share capital acquired or transferred in the form of blocks trades can be the total amount of the share buyback program.

Moreover, the Shareholders' Meeting grants full powers to the Board of Directors, along with the power to sub-delegate pursuant to the conditions set forth in Article L.22-10-62 of the French Code de commerce, to decide and implement this authorisation, to specify, if necessary, its terms and, in particular, to place any on or off-market orders, to earmark or re-earmark purchased shares to the various objectives, in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the French Autorité des marchés financiers and, generally speaking, to take any necessary action in order to complete the transactions to be carried out pursuant to this authorisation.

The Shareholders' Meeting also grants full powers to the Board of Directors, if the law or the French Autorité des marchés financiers were to extend or supplement to the authorized objectives for share buyback programs, to inform the public of any changes to the share buyback program concerning the modified objectives, in accordance with applicable laws and regulations.

The Shareholders' Meeting decides that the Board of Directors may not, without the prior authorisation of the Company's Shareholders' Meeting, make use of this authorisation during a public offering period initiated by a third party for the company's shares, until the end of the offer period.

This authorisation is granted for a period of 18 months from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose, i.e. any authorisation relating to the repurchase of its own shares by the Company. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its sixteenth resolution.

Extraordinary Shareholders' Meeting

Sixteenth Resolution – Delegation of authority granted to the Board of Directors to issue, with shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-132 to L.225-134 and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide, with shareholders' preferential subscription rights, upon the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) or any other securities giving access to the share capital of the Company, including through the allocation of free share warrants, one or more occasions, in the proportions and at the times it deems appropriate, in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately or in the future pursuant to this delegation cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

5.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any other currency or in any currency unit set through reference to a number of currencies;

6.    Decides that the shareholders will have the option to exercise their preferential subscription right with respect to the amount they are irreducibly entitled to, under the conditions set forth by law. In addition, the Board of Directors will have the option of granting shareholders the right to subscribe, subject to a reduction, a number of securities that is higher than the amount they are irreducibly entitled to, in proportion to the subscription rights they hold and, in all cases, up to the limit of the amount they request. If the subscriptions made as an irreducible right and, as the case may be, the subscriptions subject to a reduction, have not exhausted the total amount of an issue of securities, the Board of Directors will be able to use the following faculties:

-	limit the issue to the amount of the subscriptions on the condition that such amount is equal to at least three-quarters of the decided capital increase,
-	freely allocate all or part of the unsubscribed securities,
-	offer to the public all or part of the unsubscribed securities;

7.    Decides that, with regard to the preferential subscription rights attached to treasury shares, the Board of Directors may decide not to take these shares into account when determining the preferential subscription rights attached to other shares, to allocate the preferential subscription rights attached to treasury shares among shareholders in proportion to their rights, or to sell them on the stock exchange;

8.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders' renunciation of their preferential subscription right to shares or securities giving access to the share capital of the Company that these securities grant rights over immediately or in the future;

9.    Decides that the amount paid or that should be paid (in the event of the issue of securities giving access to the Company's capital) to the Company for each of the shares issued pursuant to this delegation will be at least equal to the nominal value of the share on the issue date of said shares;

10. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

11. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following Ordinary Shareholders' Meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 24 May 2023 pursuant to its thirteenth resolution.

Seventeenth Resolution – Delegation of authority granted to the Board of Directors to issue, without Shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company within the framework of an offering other than those referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.22-10-49, L.225-135, L.22-10-51, L.225-136, L.22-10-52 and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide, without shareholders' preferential subscription rights, upon the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) or any other securities giving access to the share capital of the Company, in euros or any other currencies determined by reference to several currencies, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issue is to be carried out through an offering other than those referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier, once in full or in various instalments, at the time or times set by the Board of Directors and in the proportions it shall determine, both in France and outside France. It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately or in the future pursuant to this delegation cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

5.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any other currency or in any currency unit set through reference to a number of currencies;

6.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation. The Board of Directors will have the option to grant shareholders a priority subscription period on all or part of the issue of these securities, for a duration and under conditions it shall determine, in accordance with the provisions of Article L.22-10-51 of the French Code de commerce. This priority period shall not give rise to the creation of marketable entitlements and shall be exercised in proportion to the number of shares owned by each shareholder and may potentially be supplemented by a subscription subject to reduction;

7.    Acknowledges that if the subscriptions have not absorbed all of the issue of shares or securities giving access to the share capital, the Board of Directors may limit the amount of the transaction to the amount of the subscriptions received;

8.    Notes that this delegation automatically confers on the holders of securities issued pursuant to this resolution and giving access to the Company's capital, the renunciation by shareholders of their preferential subscription rights to shares or securities giving access to the capital to which these securities grant rights immediately or in the future;

9.    Decides that the issue price of the shares issued pursuant to this delegation will be set by the Board of Directors (or the person acting under its delegation), but will be at least equal to the volume-weighted average (in the central order book and excluding off-market blocks trades) of the quoted share prices selected from a period comprising between five and thirty consecutive trading days from among the last thirty trading days preceding the setting of the issuing price, this average may be adjusted to take account of differences in dividends entitlement dates, and may be reduced by a maximum discount of 15%;

10. Specifies that the last thirty trading days referred to above will be those immediately preceding the setting of the issuing price, which will take place, as the case may be, at the end of the period during which investors place both firm and indicative subscription orders (i.e."bookbuilding" period) and therefore on the basis of the price appearing in these orders;

11. Decides that the issue price of the securities giving access to the share capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount it would receive in the future, be, for each share issued as a result of the issue of these securities, at least equal to the minimum issue price defined in the preceding paragraph;

12. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation during a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

13. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders' general meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its seventeenth resolution.

Eighteenth Resolution – Delegation of authority granted to the Board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering as referred to in paragraph 1° of Article L.411- of the French Code monétaire et financier, known as "private placement"

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.22-10-49, L.225-135, L.22-10-51, L.225-136, L.22-10-52 and L.228-91 et seq. of the French Code de commerce and L.411-2 of the French Code monétaire et financier:

1.    Delegates its authority to the Board of Directors to decide, without shareholders' preferential subscription rights, on the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) or any other securities giving access to the share capital of the Company, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issue is to be carried out through an offering referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier, once in full or in various instalments, in the proportions and at the times it shall determine, both in France and outside France, either in euros or in any other currency or any monetary unit established by reference to several currencies. It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide on and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to this delegation cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4.    Decides that, the issue of capital securities carried out pursuant to this delegation will not, in any event, exceed the limit set out by the applicable law regulation on the issue date, (i.e. at the present time 30% per annum) it being specified that this limit shall be assessed at the time of the issue and shall apply to the share capital as adjusted according to the transactions affecting it after this Shareholders' Meeting;

5.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

6.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any other currency or in any account unit set through reference to a number of currencies;

7.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation;

8.    Acknowledges that if the subscriptions have not absorbed all of the issue of shares or securities giving access to the share capital, the Board of Directors may limit the amount of the transaction to the amount of the subscriptions received;

9.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders' renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights over immediately or in the future;

10. Decides that the issue price of the shares issued pursuant to this delegation will be set by the Board of Directors (or the person acting under its delegation), but will be at least equal to the volume-weighted average (in the central order book and excluding off-market blocks trades) of the quoted share prices selected from a period comprising between five and thirty consecutive trading days from among the last thirty trading days preceding the setting of the issuing price, this average may be adjusted to take account of differences in dividends entitlement dates, and may be reduced by a maximum discount of 15%;

11. Specifies that the last thirty trading days referred to above will be those immediately preceding the setting of the issuing price, which will take place, as the case may be, at the end of the period during which investors place both firm and indicative subscription orders (i.e."bookbuilding" period) and therefore on the basis of the price appearing in these orders;

12. Decides that the issue price of the securities giving access to the capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount it is likely to receive in the future, be, for each share issued as a result of the issue of these securities, at least equal to the minimum issue price defined in the preceding paragraph;

13. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

14. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the subsequent ordinary shareholders' general meeting, in accordance with the laws and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its eighteenth resolution.

Nineteenth Resolution – Delegation of authority granted to the board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares and/or securities giving access to the share capital of the Company for the benefit of a category of persons

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.22-10-49, L.225-135, L.22-10-51, L.225-138, L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide to increase the share capital, without shareholders' preferential subscription rights, once in full or in various instalments, for an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), by the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) and any other securities giving access to the capital of the Company, the said shares granting the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance), in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital; it being specified that the Board of Directors will have the option to sub-delegate all necessary powers to decide and implement (and, as the case may be, postpone) the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of securities entitling their holder to debt securities giving access to share capital of the Company to be issued;

4.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company or to debt securities that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any currency or in any other currency unit set through reference to a number of currencies;

5.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this resolution and to reserve the right to subscribe:

1)	In the context of an industrial or strategic agreement with the Company to:
a)	industrial or commercial companies of the pharmaceutical/biotech sector, or
b)	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, investing in the pharmaceutical/biotechnology sector, or
c)	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector; or
2)	In the context of an offering referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier in respect of French investors and equivalent provisions for foreign investors to:

a)	industrial or commercial companies of the pharmaceutical/biotech sector, or

b)	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, investing in the pharmaceutical/biotechnology sector, or

c)	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector, meeting, in each case a), b) and c) listed above, the criteria to participate in such an offering, or

d)	investment services providers of French or foreign law likely to secure such an offering; or
3)	In the context of a debt financing transaction with credit institutions or other institutions providing such financing, to the lenders involved.

6.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders' renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights;

7.    Decides that the Board of Directors, with the faculty to subdelegate to the Chief Executive Officer or, with the latter's approval, to one or more Deputy Executive Officer, under the conditions permitted by law, will set the list of the beneficiaries within the category of beneficiaries mentioned above to the benefit of which the preferential subscription right have been waived and will set the characteristics, the amount and the terms of any issue as well as the terms and conditions for paying up the issued shares. In particular, it will determine the number of shares to be issued to each beneficiary and will set, given the information contained in its report, the subscription price of such securities, their entitlement date, provided that the sum received or to be received (in the event of the issue of securities giving access to the Company's share capital), by the Company for each share issued under this delegation shall be at least equal to the volume-weighted average (in the central order book and excluding off-market block trades) of the quoted share prices selected from a period comprising between five and thirty consecutive trading days among the last thirty trading days preceding the setting of the issuing price, this average may be adjusted to take into account differences in dividend entitlement dates, and may be reduced by a maximum amount of 15%;

8.    Specifies that the last thirty trading days referred to above will be those immediately preceding the setting of the issuing price, which will take place, as the case may be, at the end of the period during which investors place both firm and indicative subscription orders (i.e. "bookbuilding" period) and therefore on the basis of the price appearing in these orders;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

10. The Board of Directors will have the option under the terms set out in paragraph 1, to sub-delegate to the Chief Executive Officer and, with his prior approval, to one or more of the Deputy Chief Executive Officers, the power to take all or part of the decisions mentioned in the paragraphs above and, as the case may be, in accordance with indicative parameters which it may have adopted;

11. Acknowledges that, in the event of use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders' general meeting, in accordance with the laws and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation granted to the Board of Directors pursuant to this resolution is valid for a term of 18 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior delegation having the same purpose. This delegation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its twentieth resolution.

Twentieth Resolution – Delegation of authority granted to the Board of Directors to issue, without shareholders' preferential subscription rights, ordinary shares of the Company and/or securities giving access to the share capital of the Company and for the benefit of one or more persons named by the Board of Directors

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.22-10-49, L.225-135, L. 22-10-51, L.225-138, L.22-10-52-1 and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide to increase the share capital, without shareholders' preferential subscription rights, once in full or in various instalments, for an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), by the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) and any other securities giving access to the capital of the Company, the said shares granting the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance), in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital; it being specified that the Board of Directors will have the option to sub-delegate all necessary powers to decide and implement (and, as the case may be, postpone) the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Decides that the issue of share capital securities carried out pursuant to this resolution will not, in any event, exceed the limit set out by the applicable law and regulation on the issue date, (i.e. at the present time 30% of the share capital per year), it being specified that this limit shall be assessed at the time of the issue and shall apply to the share capital as adjusted according to the transactions affecting it after this Shareholders' Meeting;

4.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

5.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any currency or in any currency unit set through reference to a number of currencies;

6.    Decides to cancel the preferential subscription rights of shareholders to the securities covered by this resolution and to reserve the right to subscribe to them to one or more persons named by the Board of Directors (or, where applicable, the person acting on its behalf);

7.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders' renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights;

8.    Decides that the Board of Directors, with the option to sub-delegate to the Chief Executive Officer or, with the latter's agreement, to one or more Deputy Chief Executive Officers, under the conditions permitted by law, shall determine the list of beneficiaries in favour of whom the preferential subscription right has been cancelled and shall determine the characteristics, amount and terms of any issue, as well as the terms of payment for the securities issued. In particular, it shall determine the number of securities to be issued to each beneficiary and shall set, taking into account the information contained in its report, the subscription price of such securities and their date of entitlement;

9.    Specifies that the amount paid or that should be paid (in the event of the issue of securities giving access to the Company's capital) to the Company for each of the shares issued pursuant to this delegation will be at least equal to:

(a)       the volume-weighted average (in the central order book and excluding off-market blocks trades) of the quoted share prices selected from a period comprising between five and thirty consecutive trading days from among the last thirty trading days preceding the setting of the issuing price, this average may be adjusted to take account of differences in dividends entitlement dates, and may be reduced by a maximum discount of 15%; or

(b)       to the amount provided for by applicable legal and regulatory provisions, if the latter exceeds the amount determined in accordance with paragraph (a);

10. Specifies that the last thirty trading days referred to above will be those immediately preceding the setting of the issuing price, which will take place, as the case may be, at the end of the period during which investors place both firm and indicative subscription orders (i.e. "bookbuilding" period) and therefore on the basis of the price appearing in these orders;

11. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

12. The Board of Directors will have the option under the terms set out in paragraph 1, to sub-delegate to the Chief Executive Officer and, with his prior approval, to one or more of the Deputy Chief Executive Officers, the power to take all or part of the decisions mentioned in the paragraphs above and, as the case may be, in accordance with indicative parameters which it may have adopted; and

13. Acknowledges that, in the event of use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders' general meeting, in accordance with the laws and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors pursuant to this resolution is valid for a term of 18 months as from the date of this Shareholders' Meeting.

Twenty-first Resolution – Authorisation granted to the Board of Directors to increase by 15% the number of securities to be issued in the event of a share capital increase with or without shareholders' preferential subscription rights

The Shareholders' Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders' general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Article L.225-135-1 of the French Code de commerce:

1.    Authorizes the Board of Directors, with the option to sub-delegate to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law, to increase the number of securities to be issued for each of the issues, with or without shareholders' preferential subscription rights, decided upon pursuant to the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions of this Shareholders' Meeting within thirty days following the closing of the subscription period, up to a limit of 15% of the initial issue, and at the same price as the price retained for the initial issue; and

2.    Decides that the maximum nominal amount of the capital increases that could potentially be carried out pursuant to this delegation of authority will be included in the overall nominal share capital increase cap set by the twenty-fourth resolution of this Shareholders' Meeting.

Twenty-second Resolution – Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-147, L.225-147-1, L.22-10-53, L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) or any other securities giving access to the share capital of the Company, in order to offer compensation for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the share capital, when the provisions of Article L.22-10-54 of the French Code de commerce do not apply and decides, as necessary, to waive the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of the holders of these securities;

2.    Decides that the overall nominal amount of the capital increases that may be carried out immediately or at a later date under this delegation may not exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

3.    Decides that the issue of share capital securities carried out pursuant to this resolution will not, in any event, exceed the limit set out by the applicable law and regulation on the issue date, (i.e. at the present time 20% of the share capital), it being specified that this limit shall be assessed at the time of the issue and shall apply to the share capital as adjusted according to the transactions affecting it after this Shareholders' Meeting;

4.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

5.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

6.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any currency or in any currency unit set through reference to a number of currencies;

7.    Acknowledges that this delegation of authority implies shareholders' renunciation of their preferential subscription rights to ordinary shares to which the securities that would be issued based on this delegation may grant rights over immediately or in the future;

8.    Decides that the Board of Directors will have full powers, with the option to sub-delegate under the conditions set forth by law, to enforce this resolution and, in particular, to set the list of securities contributed, approve or reduce the valuation of contributions and the granting of specific advantages, to set, as the case may be, the cash amount to be paid, and acknowledge the number of securities contributed to the exchange;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

10. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders' general meeting, in accordance with the laws and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors pursuant to this resolution is valid for a term of 26 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its twenty-first resolution.

Twenty-third Resolution – Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.22-10-54 and L.228-91 et seq. of the French Code de commerce;

1.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of shares (as the case may be in the form of American Depositary Shares or American Depositary Receipts) as well as any other securities giving access to the share capital of the Company, as compensation for securities tendered in the context of a public exchange offer initiated by the Company and carried out in France or outside France in accordance with local regulations, relating to the securities of another company admitted to trading on one of the regulated markets described in Article L.22-10-54 of the French Code de commerce, and decides, as necessary, to waive the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of holders of these securities; the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this amount will be included in the €5,000,000 overall nominal cap amount set forth in the twenty-fourth resolution of this Shareholders' Meeting and that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

2.    Decides that any issue of preferential shares and securities giving access to preferential shares is expressly excluded;

3.    Delegates its authority to the Board of Directors for the purpose of deciding on the issue of debt securities giving access to share capital of the Company to be issued;

4.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €150,000,000 or to the exchange value of this amount in the event of an issue carried out in any other currency or in any currency unit set through reference to a number of currencies;

5.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders' renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights over immediately or in the future;

6.    Decides that the Board of Directors will have full powers, with the option to sub-delegate under the conditions set forth by law, to enforce this resolution and, in particular, to set the exchange parity as well as, if applicable, the cash amount to be paid, and to acknowledge the number of securities contributed to the exchange;

7.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders' general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

8.    Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders' general meeting, in accordance with the laws and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors pursuant to this resolution is valid for a term of 26 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 24 May 2023 pursuant to its twenty-first resolution.

Twenty-fourth Resolution – Overall cap applicable to the authorisations provided for in resolutions n°16, n°17, n°18, n°19, n°20, n°21, n°22 and n°23

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated decides that the overall amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to the delegations of authority provided in the sixteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, twenty-second and twenty-third resolutions approved by this Shareholders' Meeting cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 20,000,000 shares), it being specified that this overall amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The Shareholders' Meeting ackowledges that this resolution cancels and replaces in its entirety the twenty-second resolution approved by the combined shareholders' meeting of 24 May 2023.

Twenty-fifth Resolution – Delegation of power granted to the Board of Directors to cancel all or part of the shares held by the Company under the share buyback authorisation

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, subject to adoption of the authorisation to buy back the Company's own shares set out in the fifteenth resolution:

1.    Authorises the Board of Directors, in accordance with the provisions of Articles L.22-10-62 et seq. of the French Code de commerce, to cancel in the proportions and at the times it sees fit, on one or more occasions, all or part of the Company's shares held by it under an authorisation to purchase said shares granted by the Shareholders' Meeting, and to reduce the Company's share capital by the aggregate par value of shares cancelled, up to a limit of 10% of the share capital per 24-months period, it being noted that this limit applies to the Company's share capital, which may be adjusted to take into consideration operations affecting the share capital subsequently to this Shareholder's Meeting; and

2.    Gives full powers to the Board of Directors, with powers to subdelegate under the conditions set forth by law, to carry out the aforementioned capital reduction, record its completion, deduct the difference between the purchase price of the cancelled shares and their par value from all reserves and premiums, amend the articles of association accordingly, make all declarations with the Autorité des Marchés Financiers, complete all other formalities and generally do whatever is necessary.

The delegation of powers granted to the Board of Directors pursuant to this resolution is valid for a term of 18 months as from the date of this Shareholders' Meeting. It voids, from that day, any prior authorisation having the same purpose. This authorisation therefore voids the authorisation granted by the combined shareholders' meeting dated 22 May 2024 pursuant to its twenty-second resolution.

Twenty-sixth Resolution – Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-177 to L.225-185 and L.22-10-56 to L.22-10-58 of the French Code de commerce;

1.    Authorises the Board of Directors to grant, on one or more occasions, subject to the abstention periods provided for by law, options granting entitlement to the subscription of new shares of the Company to be issued by means of a share capital increase or to the purchase of existing Company's shares resulting from buy-backs realized pursuant to applicable law, to the benefit of employees and executive officers of the Company or of the group as provided in Article L.225-180 of the French Code de commerce, or of some of them, and thus approves the putting in place by the Board of Directors of one or more share subscription and/or purchase options plans within the frame set out below;

2.    Decides that the options that may be granted pursuant to this authorization will not give rights, upon exercise, to the subscription or purchase of a total number of shares exceeding 600,000 shares that is, as the case may be, a maximum share capital increase of €150,000; it being specified that this cap of 600,000 shares: (i) does not take into account any adjustment that may be made in accordance with applicable legal and regulatory provisions and, as the case may be, with the contractual provisions providing for other adjustment cases to preserve the rights of the holders of securities or other rights giving access to the share capital; and (ii) shall be adjusted to take into account all transactions lowering the nominal value of the shares or increasing the number of shares that could take place before the allocation of the options;

3.    Decides, subject, in the case of corporate officers, to the provisions of Article L. 225-185 paragraph 4 of the French Code de commerce, that the time period for exercising the options shall not exceed 10 years from the date of the allocation;

4.    Decide that the exercise price of the options granted pursuant to this delegation shall be set on the day the options are granted by the Board of Directors, it being specified that the exercise price of the options shall not be (i) lower than 80% of the average of the share price during the twenty trading days preceding the date upon which the options are granted; and (ii) only for options to purchase existing shares, lower than 80% of the average purchase price of the shares held by the Company, pursuant to Article L.22-10-62 of the French Code de commerce;

5.    Decides that the exercise price may be modified throughout the duration of the options only in case of implementation of the measures required to protect the interests of the beneficiaries of the options, pursuant to Article L.225-181 of the French Code de commerce;

6.    Acknowledges that, for the benefit of the beneficiaries of the options, the Shareholders' Meeting's decision automatically implies shareholders' renunciation of their preferential subscription rights to shares that shall be issued as the options to subscribe are exercised;

7.    Decides to grant full powers to the Board of Directors, with the option to delegate and sub-delegate under the conditions set forth by law, notably:

- to determine the conditions for the allocation of the options, the number and the identity of the beneficiaries and the number of options granted to each of them;

- to set, within the above-specified limits, the options' exercise price and the time period during which the options may be exercised;

- to set the exercise conditions and notably the attendance requirements (subject to legal exceptions and a change of control of the Company, and it being understood that the Board of Directors may, where applicable, waive this condition on an individual basis) and the performance conditions to which the exercise of the options allocated to the executive officers and directors of the Company and of its subsidiaries shall be subject to;

- to impose, as the case may be, a time period during which the options shall not be exercised and/or a time period during which the acquired shares may not be transferred;

- when determining the features of each plan, to take into account legal requirements, notably tax ones, applicable depending on the jurisdiction where the beneficiaries are located, notably, as far as the United States are concerned, the relevant provisions of the Federal Tax Code;

- to establish the stock options plans;

- to temporarily suspend the exercise of the options in given circumstances;

- where necessary, take all measures to reserve the rights of option beneficiaries in accordance with any legal or regulatory provisions;

- set the dividend entitlement date (date de jouissance), even retroactive, of the shares to be issued on the exercise of the options;

- at its sole initiative, deduct the capital increase expenses on the amount of the premium relating to these issuances and to deduct from this amount the sums required to raise the legal reserve to one-tenth of the new share capital after each increase;

- to record the completion of the increase(s) in the share capital resulting from the exercise of the options, complete any acts and formalities in order to finalize the increase(s) in share capital realized pursuant to this authorization, amend the articles of association accordingly and more generally take all decisions required in the context of this authorization, grant all delegations, and do all that is needed.

The Board of Directors shall notify the shareholders each year during the shareholders' meeting, under the conditions set forth by law, of the transactions carried out in pursuant to this resolution.

The Shareholders' Meeting acknowledges that this delegation voids, from that day, any prior delegation of authority having the same purpose. This delegation therefore voids the delegation granted by the combined shareholders' meeting held on 22 May 2024 pursuant to its twenty-third resolution.

This authorization is granted for a period of 38 months from the date of this Shareholders' Meeting.

Twenty-seventh Resolution – Authorisation granted to the Board of Directors to allocate free, existing or new, shares

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-197-1 to L.225-197-6 and L.22-10-59 to L.22-10-60 of the French Code de commerce, authorizes the Board of Directors to proceed, in one or several allocations, with the free allocation of a maximum of 200,000 common shares, existing or to be issued, with a nominal value of €0.25 each, for the benefit of the employees and the executive officers of the Company or the entities or groups referred to in Article L.225-197-2, or for the benefit of some of them (the "Free Shares").

(1)       Share capital increase

The definitive acquisition of the totality of the Free Shares, in the case of new shares, will result in one or several capital increases of €50,000 which are authorized by this Shareholders' Meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase(s) that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the account "share issue premium". The Shareholders' Meeting acknowledges that this decision implies shareholders' renunciation of their rights, for the benefit of holders of Free Shares, to the said reserves.

(2)       Acquisition and retention periods

The Board of Directors shall determine, for each allocation, a vesting period of at least one year after which the acquisition of existing or new shares will become definitive, followed, if deemed useful or necessary by the Board of Directors, by a retention period of a duration it shall determine and which shall run from the definitive acquisition of the existing or new shares; it being specified that the cumulated duration of the vesting period and, as the case may be, of the retention period, shall be of at least three years.

The definitive acquisition of the Free Shares must be subject to a condition of the beneficiary's presence in the Company or its subsidiaries as employee and/or executive officer or the member of the administrative or supervisory bodies (subject to legal exceptions or a change of control of the Company and it being understood that the Board of Directors may, if necessary, waive this condition on an individual basis) and, as the case may be, to the fulfilment of performance conditions that the Board of Directors may determine upon allocation, as is specified below.

(3)       Delegation of powers to the Board of Directors

The Shareholders' Meeting grants full powers to the Board of Directors, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of Free Shares, including:

- to determine the conditions of eligibility, the number and the identity of the beneficiaries et the number of Free Shares allocated to each of them;

- determine within the aforementioned limits, the acquisition period and, if applicable, the Free Shares retention period;

- to determine, in particular for the executive officers and certain directors of the Company and its subsidiaries, as the case may be, the performance conditions to which the definitive acquisition of the Free Shares will be subject;

- to establish the Free Shares plans;

- to take all necessary measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provisions;

- to set the dividend entitlement date (date de jouissance), even retroactively, of the Free Shares to be issued; and

- to record the completion of the increase(s) in the share capital resulting from the definitive acquisition of Free Shares, complete any act and formalities in order to finalize the increase(s) in share capital realized pursuant to this authorization, amend the articles of association accordingly and more generally take all decisions required in the context of this authorization, grant all delegations, and do all that is needed.

The Shareholders' Meeting acknowledges that this delegation voids, from that day, any prior delegation of authority having the same purpose. This delegation therefore voids the delegation granted by the combined shareholders' meeting held on 22 May 2024 pursuant to its twenty-fourth resolution.

This authorization may be used within a period of 38 months from the date of this Shareholders' Meeting.

Twenty-eighth Resolution – Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company's saving plan

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary shareholders' meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, within the framework of the provisions of Articles L.3332-18 et seq. of the French Code du travail and of Article L.225-138-1 of the French Code de commerce and in accordance with the provisions of Article L.225-129-6 of that same Code:

1. Delegates all powers to the Board of Directors for the purpose of increasing the Company's share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, by a maximum nominal amount of €12,500 (or, on the basis of the current nominal value of the Company's shares, equal to €0.25, a maximum amount of 50,000 shares), through the issue of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in Article L.225-180 of the French Code de commerce and Article L.3344-1 of the French Code du travail;

2. Decides that the Board of Directors will set the subscription price of the new shares, that will be equal to 80% of the average of the first listed prices of the Company's share during the twenty trading days preceding the date of the decision setting the opening date for subscription when the duration of the retention period stipulated by the savings plan pursuant to Articles L.3332-25 et seq. of the French Code du travail is less than 10 years, and to 70% of this average when said retention period is greater than or equal to 10 years. Nevertheless, the Shareholders' Meeting expressly authorizes the Board of Directors, if it thinks it appropriate, to reduce or cancel the above-mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company's savings plan benefiting from the capital increase reside;

3. Decides that the Board of Directors will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company's share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20% or 30% when the retention period stipulated by the plan pursuant to Articles L.3332-25 et seq. of the French Code du travail is greater than or equal to ten years;

4. Decides, pursuant to Article L.3332-21 of the French Code du travail, that the Board of Directors may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company's share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in Articles L.3332-10 et seq. of the French Code du travail;

5. Decides to waive, in favor of members of a company's savings plan, the shareholders' preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution give access to;

6. Decides that the characteristics of the other securities giving access to the share capital will be decided by the Board of Directors, under the conditions set forth by applicable regulations; and

7. Decides that the Board of Directors shall have all powers, with the power to delegate or sub-delegate under the conditions set forth by law, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issues to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates (dates de jouissance) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company's share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company's share capital, requesting the created securities' admission to trading on the stock market wherever appropriate, announcing the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each share capital increase.

The Shareholders' Meeting acknowledges that this delegation voids, from that day, any prior delegation of authority having the same purpose. This delegation therefore voids the delegation granted by the combined shareholders' meeting held on 22 May 2024 pursuant to its twenty-fifth resolution.

This delegation granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders' Meeting.

Ordinary Shareholder's Meeting

Twenty-ninth resolution - Amendment of the Company’s articles of association to comply with the provisions of Act 2024-537 of June 13, 2024 (the "Attractiveness Act")

The Shareholders' Meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having considered the Board of Directors' report and the text of the new Articles of Association, resolves:

-	on attendance at meetings of the Board of Directors:

o	to bring the third paragraph of Article 18 II of the Company's Articles of Association into line with the provisions of Article L. 22-10-21-1 of the French Code de commerce, as amended by Act 2024-537 of June 13, 2024, known as the "Attractiveness" Act;
o	to amend the third paragraph of Article 18 II of the Company's Articles of Association accordingly and as follows, with the rest of the article remaining unchanged:

Current version	Proposed new version

(...)

The directors are deemed present, for the purpose of calculating the quorum and the majority, when they participate in the Board of Directors’ meeting using videoconference or telecommunication means allowing them to be identified and ensuring an effective participation in accordance with applicable laws and regulations.

(...)

(...)

The directors are deemed present, for the purpose of calculating the quorum and the majority, when they participate in the Board of Directors’ meeting using telecommunication means allowing them to be identified and ensuring an effective participation in accordance with applicable laws and regulations. The Board's internal regulations may stipulate that certain decisions cannot be taken at a Board meeting held under these conditions.

(...)

-	concerning the voting of Board members by written consultation:
o	to bring Article 18 of the Company's Articles of Association into line with the provisions of Article L. 225-82 of the French Code de commerce, as amended by Act no. 2024-537 of June 13, 2024, known as the "Attractiveness" Act; and, accordingly,
o	to add a section III to article 18 of the Company's Articles of Association as follows:

Proposed new version

(...)

III. Written consultation

At the discretion of the person making the consultation, decisions of the Board of Directors may be taken by written consultation, including by electronic means, without any physical meeting of the Board, with the exception of decisions relating to the dismissal of a corporate officer.

Any member of the Board of Directors may object to the use of written consultation. He/she must notify his/her objection in writing, including by electronic means, to the author of the consultation before the expiry of the response period stipulated below following the date on which the request for written consultation was sent. In the event of opposition, the author of the consultation shall immediately inform the other members of the Board of Directors and convene a meeting of the Board. In case of urgency, the author of the consultation may set a shorter deadline for lodging an objection.

The consultation takes the form of draft minutes expressly indicating that it is a written consultation, accompanied by the documents required to reach a decision.

Each decision submitted is presented separately, with a response zone (for/against/abst) and a space for the Board member to explain his or her position.

The written consultation request specifies the deadline for responding, which may not be less than three (3) working days from the date of dispatch of the written consultation request, and the form of response, which may be electronic where appropriate. In cases of urgency, the author of the request for consultation may set a shorter deadline for response, which may not, however, be less than the aforementioned deadline for lodging an objection.

If no reply is received within the allotted time, the Board member is deemed not to have taken part in the consultation and not to have cast a vote.

The decision is adopted if at least half of the members of the Board of Directors have taken part in the consultation and by a majority of the votes cast. In the event of a tie, the vote cast by the person convening the meeting shall prevail

(...)

-	concerning postal voting by members of the Board of Directors:
o	to offer members of the Board of Directors the possibility of voting by correspondence, in accordance with the provisions of Article L. 225-82 of the French Code de commerce, as amended by Act 2024-537 of June 13, 2024, known as the "Attractiveness Act; and
o	to add a section IV to article 18 of the Company's Articles of Association as follows:

Proposed new version

IV. Postal voting

Postal voting by members of the Board of Directors is authorized under the conditions laid down by the law and regulations in force and by the Board of Directors' internal rules.

-	concerning the possibility for the Board of Directors to bring the Articles of Association into line with legal and regulatory provisions without delegation from the Extraordinary Shareholders' Meeting:
o	bring Article 20 of the Company's Articles of Association into line with the provisions of Article L. 225-65 of the French Code de commerce, as amended by Act 2024-537 of June 13, known as the "Attractiveness" Act; and
o	to add a final paragraph to Article 20 of the Company's Articles of Association as follows, with the rest of the article remaining unchanged:

Proposed new version

(...)

The Board of Directors makes the necessary amendments to the Articles of Association to bring them into line with legal and regulatory provisions, subject to ratification of these amendments by the next Extraordinary General Meeting.

(...)

-	concerning the use of telecommunication facilities for the Shareholders' Meeting:
o	bring Articles 30 and 32 of the Company's Articles of Association into line with the provisions of Article L. 225-103-1 of the French Code de commerce, as amended by Act 2024-537 of June 13, known as the "Attractiveness" Act; and
o	to amend Article 30 of the Company's Articles of Association accordingly and as follows:

Current version	Proposed new version

The right to participate in Meetings is defined and justified in accordance with the provisions of article R.225-85 of the French Code de commerce.

For the calculation of the quorum and the majority, the Shareholders participating, as the case may be, to the Meeting by proxy, by postal ballot, by videoconference or by any other means of telecommunication or remote data transmission are deemed present, in accordance with applicable laws and regulations and as set out below.

Each shareholder may vote by postal ballot or by proxy (including by electronic means) in accordance with the applicable legislation, and notably by means of a form filled in and sent to the Company in the conditions set by law and by regulations.

Any shareholder may also participate in and vote at meetings by videoconference or any other means of telecommunication or electronic transmission (including by the transmission of an electronic voting form or a proxy form) allowing him/her to be identified, under the conditions and in accordance with the procedures stipulated in the legal and regulatory provisions in force. The decision of the Board of Directors to use telecommunication facilities or videoconferencing will be published in the meeting notice and the notice of summons.

The submission and signature of the electronic form may be directly performed on a dedicated website with a login and a password. The proxy or vote, thus expressed prior to the Meeting by this electronic means, and the confirmation of receipt given thereof, shall be considered as irrevocable written instructions and binding on all parties, it being specified that, in the event of a transfer of ownership prior to the legal period for the purpose of recording the shares, the Company will consequently invalidate or modify, as applicable, the proxy or vote expressed prior to this date and this time.

The right to participate in Meetings is defined and justified in accordance with the provisions of article R.225-85 of the French Code de commerce.

For the calculation of the quorum and the majority, the Shareholders participating, as the case may be, to the Meeting by proxy, by postal ballot or by any means of telecommunication are deemed present, in accordance with applicable laws and regulations and as set out below.

Each shareholder may vote by postal ballot or by proxy (including by electronic means) in accordance with the applicable legislation, and notably by means of a form filled in and sent to the Company in the conditions set by law and by regulations.

Any shareholder may also participate in and vote at meetings by any means of telecommunication (including by the transmission of an electronic voting form or a proxy form) allowing him/her to be identified, under the conditions and in accordance with the procedures stipulated in the legal and regulatory provisions in force. The decision of the Board of Directors to use telecommunication facilities will be published in the meeting notice and the notice of summons.

The submission and signature of the electronic form may be directly performed on a dedicated website with a login and a password. The proxy or vote, thus expressed prior to the Meeting by this electronic means, and the confirmation of receipt given thereof, shall be considered as irrevocable written instructions and binding on all parties, it being specified that, in the event of a transfer of ownership prior to the legal period for the purpose of recording the shares, the Company will consequently invalidate or modify, as applicable, the proxy or vote expressed prior to this date and this time.

o	to amend the last paragraph of Article 32 of the Company's Articles of Association accordingly and as follows, with the rest of the article remaining unchanged:

Current version	Proposed new version

(...)

For the calculation of the quorum and the majority, the shareholders participating, as the case may be, to the meeting by proxy, by postal ballot, by videoconference or by any other means of telecommunication or remote data transmission are deemed present, in compliance with applicable legal and statutory provisions and article 30 above.

(...)

(...)

For the calculation of the quorum and the majority, the shareholders participating, as the case may be, to the meeting by proxy, by postal ballot or by any means of telecommunication are deemed present, in compliance with applicable legal and statutory provisions and article 30 above.

(...)

Thirtieth Resolution - Powers to complete formalities

The Shareholders' Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders' Meeting to complete all legal and regulatory formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

* * *

A. Preliminary formalities to complete in order to participate to the Shareholders' Meeting

In accordance with Article R.22-10-28 of the French Code de commerce, the right to participate in the Shareholders' Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second business day preceding the Shareholders' Meeting at midnight, Paris time (which will be the June 13, 2025) either in the registered (au nominatif) securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R.22-10-28 of the French Code de commerce (with reference to Article R. 225-61 of the same Code), in the appendix:

-	the remote voting form;
-	the voting proxy;
-	the request for an admission card in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

A certificate is also issued to any shareholder wishing to attend the meeting physically and who has not received his admission card by the second business day preceding the Shareholders' Meeting, which will be Friday June 13, 2025 at 0:00 am, Paris time, France.

B. Participation's terms to the Shareholders' Meeting

The Shareholders' Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders' Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (Article L.22-10-39 of the French Code de commerce).

In accordance with Article R.22-10-28 of the French Code de commerce, the right to participate in the Shareholders' Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second business day preceding the Shareholders' Meeting, that is Friday June 13, 2025 at midnight, Paris time, either in the registered (au nominatif) securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R.22-10-28 of the French Code de commerce (with reference to Article R.225-61 of the same Code), in the appendix:

•	the remote voting form;
•	the voting proxy.

I. Vote by post or proxy

1.1. Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders' Meeting or to a proxy may:

For registered shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: UPTEVIA Service Assemblées – 90-110 Esplanade du Général de Gaulle – 92931 Paris La Défense Cedex.

For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders' Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to UPTEVIA Service Assemblées – 90-110 Esplanade du Général de Gaulle – 92931 Paris La Défense Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders' Meetings Service of Uptevia , at the latest on the fourth day preceeding the Shareholders' Meeting, i.e. Friday June 13, 2025.

In any case, as of the twenty-first day preceding the Shareholders' Meeting, the single remote voting form or voting proxy is available on the Company's website.

1.2. Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders' Meeting before the Shareholders' Meeting, and of appointing or removing a proxy by Internet before the Shareholders' Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif): holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess' website via the Planetshares site, the address of which is as follows: https://planetshares.uptevia.pro.fr.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. This identification number will allow them to have a passcode and to access the Planetshares website. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number 0 800 600 700 made available to them.

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess' website and vote, or appoint or dismiss a proxy.

For bearer shareholders (actionnaires au porteur): it is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess' website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess' website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess' website and vote, grant a power of attorney to the President of the Shareholders' Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess' website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of Articles R.225-79 and R.22-10-24 of the French Code de commerce, in the following ways:

•	the shareholder must send an email to Paris_France_CTS_mandats@uptevia.pro.fr. This email must contain the following information: name of the Company concerned, date of the Shareholders' Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible, the address of the agent; and
•	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders' Meetings department of UPTEVIA Service Assemblées – 90-110 Esplanade du Général de Gaulle – 92931 Paris La Défense Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the day before the Shareholders' Meeting at 3:00 p.m., Paris time, France. No proxies will be accepted on the day of the Shareholders' Meeting.

The Votaccess' website will be open from Friday May 30, 2025 at 12:00 a.m., Paris time, France.

The possibility of voting online before the Shareholders' Meeting will end the day before the meeting, i.e. Monday June 16, 2025 at 3:00 p.m. Paris time, France.

However, in order to avoid any saturation of the Votaccess website, shareholders are recommended not to wait until the day before the Shareholders' Meeting to vote.

II. Presence at the Shareholders' Meeting

Shareholders wishing to attend the Shareholders' Meeting in person may request an admission card by mail or electronically as follows:

2.1. Admission card request by mail

For registered shareholders: request for the admission card must be addressed to UPTEVIA Service Assemblées – 90-110 Esplanade du Général de Gaulle – 92931 Paris La Défense Cedex, or present themselves the day of the Shareholders' Meeting at the dedicated counter with an identification document;

For bearer shareholders: request the financial intermediary in charge of the shares registration to have itself delivered an admission card.

2.2 Admission card request by email

Shareholders wishing to attend the Shareholders' Meeting in person may also request an admission card by email as follows:

For registered shareholders: the holder of share in pure or administered registered form, wishing to vote by Internet, will access to the website VOTACCESS via the website Planetshares, which address is the following: https://planetshares.uptevia.pro.fr.

The holder of shares in pure registered form shall connect to the website Planetshares by using its usual access codes. The holder of shares in administered registered form shall connect to the website Planetshares by using his ID number on the upper right of his voting paper form. In case the shareholder is not in possession of his username and/or password any more, he can contact the number 0 800 600 700 at his disposal or proceed via a contact form. After being logged in, the holder of shares in registered form shall follow the guidelines on his screen in order to access the website VOTACCESS and vote or designate or revoke a representative.

For bearer shareholders: it is the responsibility of the bearer shareholder to assess whether or not the financial intermediary has access to the VOTACCESS secure platform and, if so, whether this access is subject to any particular conditions of use. Only bearer shareholders whose financial intermediary has subscribed to the VOTACCESS service will be able to request their admission card online. If the financial intermediary is connected to the website VOTACCESS, the shareholder shall identify himself on the internet portal of his account holder establishment with his usual access codes. He should then click on the icon appearing on the corresponding line of his shares and follow the guidelines written on the screen in order to access to the VOTACCESS website and vote or appoint or revoke a representative.

C. Request for draft resolutions or items to be included in the agenda and submission of written questions

1. Requests for the inclusion of items or draft resolutions on the agenda by shareholders who meet the conditions set forth in Article R.225-71 of the French Code de commerce must be sent to the company's registered office by registered letter with return receipt requested at the following address: GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France or by email at the following address: investors@genfit.com within 20 calendar days from the publication of this notice, and must be received by no later than the 25th calendar days before the Shareholders' Meeting, in accordance with Article R.22-10-22 of the French Code de commerce. Requests must be accompanied by a securities account registration certificate.

Each request must be accompanied, as the case may be, by the text of the proposed resolutions, which may be accompanied by a brief explanatory statement. In addition, the Shareholders' Meeting's consideration of draft resolutions and items submitted by shareholders is subject to the authors maintaining the registration of securities in the same accounts on the second business day preceding the Shareholders' Meeting at midnight, Paris time, France.

2. In accordance with Article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the fourth business day preceding the date of the Shareholders' Meeting, which will be the Wednesday June 11, 2025.

D. Rights to shareholder information

All the documents and information set forth in Article R. 22-10-23 of the French Code de commerce can be consulted on the Company's website: www.genfit.fr, as of the twenty-first day before the Shareholders' Meeting, being Tuesday 27 May, 2025. All the documents referred to in Article R.225-89 et seq. of the French Code de commerce are available to shareholders at the Company's registered office as of the publication of this notice of meeting or on the fifteenth day before the Shareholders' Meeting at the latest, depending on the document concerned.

E. Audiovisual broadcast of the Combined General Meeting

In accordance with Articles L. 22-10-38-1 and R. 22-10-29-1 of the French Code de commerce, the General Meeting will be broadcasted live in its entirety and will be available on the Company's website at the following address: www.genfit.fr. A recording of the General Meeting will be available on the Company's website no later than seven (7) business days after the date of the General Meeting and for at least two years from the date it is posted online.

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The Board of Directors